⚡ 91% PROGRESS

MASTERWORKS

The Highest Sharpe Ratio on Masterworks

HELEN FRANKENTHALER



Degas at 45 (1974)
66 × 96 in

97% PROGRESS

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Helen Frankenthaler vs. Popular Assets ('96-'24)

Frankenthaler's Sharpe Ratio of 1.61 represents the highest market-risk adjusted appreciation of all artists in Masterworks collection, beating Basquiat, Banksy and Kusama.


FRANKENTHALER'S SHARPE RATIO
1.61
S&P 500
0.51
U.S. BONDS
0.37
GOLD
0.35
U.S. HOUSING MARKET (FRED)
0.26

Sharpe Ratio is a measure used to understand how well an investment performs relative to its risk. In simple terms, a higher Sharpe ratio generally indicated better risk-adjusted appreciation.

Note: For illustrative purposes only. Comparison of assets that trade real time compared to assets that trade episodically like art may have limitations, see Important Disclosures for more info. Past performance is not indicative of future results.

High Momentum at Auction

9 of her top 10 auction records have all been set since 2020, signaling strong positive market sentiment. With important differences in size and composition, 5 of which are from the 1970s, the same period as our offering.


W YORK
LO
HONG KONG

Sotheby's New York

96% Frequency of Appreciation

When Frankenthaler's paintings come back to auction, they almost always go up in value. See a few examples of the 27 total repeat sales below:

		BOUGHT FOR:	SOLD FOR:
1.		*HUG (1978)* **$42K** NOV 1997	*HUG (1978)* **$800K** NOVEMBER 2019
2.		*Giant Step (1975)* **$153K** NOV 2003	*Giant Step (1975)* **$2.4M** NOV 2020
3.		*Off White Square (1973)* **$419K** MAY 2005	*Off White Square (1973)* **$3.7M** DEC 2020

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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Masterworks internally defines an artist's "market rating profile" as the estimated relative variability of price appreciation among artwork sold in a given artist's market in aggregate, as measured by certain self-selected characteristics of the overall auction market for the artist's work. This classification is intended to provide a generalized comparative measure, but is not intended in any way to gauge absolute market risk of an artist, Masterworks securities, or the overall art market. Past results are not indicative of future outcomes. Each artwork is unique. Market rating profile does not measure the expected variability specific to an individual artwork, including price paid for a work and speed of re-sale.

'Top 5' auction records from 1970 are not included in set of similar sales to Live Offering which comprise paintings by Helen Frankenthaler with the following criteria: Paintings on canvas created between 1971 and 1977 that measure between 60 inches by 60 inches and 100 inches by 100 inches, excluding examples with areas of canvas ground are prominently visible and excluding Dream Decision and Circe for qualitative differences.

'Progress' reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

Celebrity and publication affiliation with artist is not an endorsement of Masterworks or Masterworks Offerings.

Market-Risk Adjusted Appreciation, also referred to as the "Sharpe Ratio," indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment by measuring price appreciation relative to the volatility of that price appreciation over time. A relatively higher Sharpe Ratio reflects higher appreciation relative to volatility and generally signals a better risk adjusted return, and, conversely, a relatively lower Sharpe Ratio generally means there is more volatility relative to price appreciation, although historical volatility is not necessarily a proxy for investment risk. Sharpe Ratio of artist market qualitatively different from measurement of the individual performance of Masterworks securities.

While Masterworks believes comparisons to other asset classes can be useful to help potential investors discern long term trends in these asset classes, there are significant limitations to the utility of such comparative data, particularly over shorter time periods, and potential investors are cautioned not to place undue reliance on such data. For example, many asset categories are far more liquid than artwork. Whereas exchange traded stocks, commodities and precious metals are priced continuously in real time, art prices upon which data is available (i.e. public auctions) are updated only on limited occasions during select months of the year when public auctions are held. As a result, these asset categories may appear to be more volatile than art and will react more quickly to events and market forces than art prices.

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